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January 10, 2011
BY HAND AND BY EDGAR
Mr. Mark Webb
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	EverBank Financial Corp Amendment No. 1 to Registration Statement on Form S-1 Filed November 12, 2010 File No. 333-169824
Dear Mr. Webb:
     On behalf of EverBank Financial Corp, a Delaware corporation (the “Company”), enclosed please find a copy of Amendment No. 2 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 1 to the Registration Statement filed with the Commission on November 12, 2010.

Mark Webb
Securities and Exchange Commission
January 10, 2011

     The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of December 9, 2010 (the “Comment Letter”).
     The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.
     Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the Comments. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s Comments) correspond to the page numbers and captions in the preliminary prospectus included in the Amendment. The share and per share figures provided below do not give effect to the Company’s 15-for-1 stock split, which is expected to occur prior to completion of the offering.
Registration Statement on Form S-1
General
1.	We repeat comment one of our letter dated November 4, 2010 requesting that you fill in the numerous blanks that do not contain pricing-related information in your next amendment. The staff will need time to review the disclosures and may have additional comments.
The Company has added the information identified in the Staff’s comment in the Registration Statement, other than pricing information and certain information which has currently not yet been determined by the Company, such as the identity of any selling stockholders participating in the Company’s IPO, the number of shares to be sold and the composition of the audit committee of the board of directors of the Company, all of which will be included in an amendment to the Registration Statement prior to printing the preliminary prospectus.

Mark Webb
Securities and Exchange Commission
January 10, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Clawback Liability, page 73
2.	We note your response to comment 30 of our letter dated November 4, 2010 regarding the clawback liability recognized in conjunction with the Bank of Florida acquisition. Please revise your disclosure to address the following:
•	Clarify that both the intrinsic loss estimate and asset discount are set amounts that were negotiated as part of the bid process with the FDIC;

•	Disclose the discount rate used in your calculation and how it was derived; and

•	Disclose where in your Statement of Operations any future changes in the clawback liability will be recorded.
The disclosures on pages 75 and F-21 have been revised in response to the Staff’s Comment.
Loan and Lease Quality
Assets with Credit Support, page 74
3.	We note your response to comment seven of our letter dated November 4, 2010 and your disclosure on pages 74-75 regarding your GNMA pool buyout loans. Please provide us with the following additional information:
•	Your disclosure on page 74 states that as a GNMA servicer, you have the right, but not the obligation, to purchase delinquent loans out of GNMA pool securities when such loans have reached an established delinquency stage. Please tell us whether you always exercise your removal-of-accounts provision once the established delinquency stage has been met. If not, tell us how you applied the provisions of ASC 860-20-25-11 to those loans that have reached the established delinquency stage but for which you have not yet exercised your removal-of-accounts provision. Please ensure your response addresses both your initial (day 1) and subsequent (day 2) accounting for these loans;
The Company respectfully advises the Staff that it exercises its right to purchase loans out of Ginnie Mae (“GNMA”) pools when prevailing

Mark Webb
Securities and Exchange Commission
January 10, 2011

interest rates at the time the loan was made were significantly higher than rates prevailing at the time the Company purchased the loan. The Company’s GNMA pool buyouts relate to GNMA servicing rights acquired through acquisitions from third parties. Historically, the Company has not transferred GNMA loans while retaining servicing rights. ASC 860-20-25-11 applies to situations in which the transferor of the loan is repurchasing the loan. Since the Company purchased the servicing rights to these loans after they were transferred by third parties into GNMA securities and did not originate or transfer the loan, ASC 860-20-25-11 is not applicable.
•	With respect to your disclosure on page 75 that GNMA pool buyout loans are accounted for using an expected cash flow model, please clarify whether these loans are initially measured at fair value once control over the transferred loans is regained in accordance with ASC 860-20-30-3;
As noted in the Company’s response to the first bullet of Comment 3 above, the Company historically has not transferred GNMA loans with servicing retained and therefore, the purchase of the loan is not a re-recognition under paragraph 860-20-25-10(a). These assets are initially recognized at the price paid in accordance with ASC 310-20-30-5.

•	Your disclosure on page 75 indicates that at the date of acquisition, loans are designated as either held-for-sale or held-for-investment and that held-for-investment loans are carried at amortized cost and measured periodically for impairment. Given the delinquency status of these loans at the time of repurchase and the guidance in ASC 860-20-25-9 which specifies that regaining control over transferred loans should be accounted for in the same manner as a purchase of the assets from the former transferee, please tell us how you determined whether the loans designated as held-for-investment should be accounted for under ASC 310-30.

As noted in the Company’s response to the first and second bullets of Comment 3 above, the Company has not historically transferred a significant amount of GNMA loans with servicing retained, thus the guidance in ASC 860-20-25-9 does not apply.

In determining whether GNMA pool buyout loans designated as held-for-investment should be accounted for under ASC 310-30, the Company evaluates expected cash flows. For GNMA loans purchased under these

Mark Webb
Securities and Exchange Commission
January 10, 2011

provisions, the Company is entitled to receive the debenture rate from the Federal Housing Administration (the “FHA”), which is generally less than the contractual rate under the loan. Once foreclosure has been completed, a claim is filed with the FHA for payment of principal, foreclosure costs and interest.

As noted in the scope provisions of ASC 310-30-15-8:
“Investors shall consider the significance of delays and shortfalls for a loan so the guidance is not applied in evaluating payment collectability when such delays and shortfalls are insignificant with regard to the contractually required payments.”
The Company evaluates the significance of any expected delays and shortfalls based on a significance threshold for estimated credit losses in excess of $500,000 and five basis points of the outstanding unpaid principal balance. The timing of the collection of principal and interest is generally shortened through foreclosure of the loan, in comparison to contractually required payments. Based on the above, the Company has concluded that there is no significant delay or shortfall in expected cash flows. Thus, the provisions of ASC 310-30 do not apply.
These loans are accounted for under the provisions of ASC 310-20. Under ASC 310-20, loans are periodically evaluated for collectability, and if appropriate, an allowance for loan losses is established. Interest income is recognized at the debenture rate expected to be received from the FHA.
In certain bulk acquisitions, the shortfall in the expected cash flows of the acquired loans could be deemed to be significant under the guidance above, and the loans would be accounted for under ASC 310-30.
Discounts on Acquired Loans and Leases, page 75
4.	We note your response to comment nine of our letter dated November 4, 2010. While we acknowledge that an unadjusted allowance ratio may not provide a true picture of your loan loss coverage given the accounting basis for your acquired loan portfolio, we do not believe that the manner in which you attempted to adjust these ratios is consistent with industry practice. Furthermore, we believe your current presentation may be confusing to investors. Therefore, we strongly encourage you to remove these ratios from

Mark Webb
Securities and Exchange Commission
January 10, 2011

your filing and instead present an alternative measure that is more in line with industry practice. For example, where you present your ratio of allowance to total loans, nonperforming loans or nonperforming assets, please consider providing an additional alternative measure that excludes purchased impaired loans from the denominator.
In response to the Staff’s Comment, the Company has presented an alternative metric that measures the allowance for loan and lease losses (the “ALLL”) as a percentage of loans and leases held for investment, net of non-accretable and accretable purchase discounts. The Company believes this manner of presentation is consistent with industry practice. Furthermore, the Company has presented separately the ALLL and associated coverage ratio for total loans and leases and excluding loans and leases accounted for under ASC 310-30. The Company believes this presentation provides complete disclosure of ALLL coverage for loans and leases that do not contain embedded credit discounts.
Accordingly, the Company’s disclosures on pages 47, 48 and 83 have been revised.
Loans Subject to Representations and Warranties, page 84
5.	Please revise your repurchase reserve rollforward on page 86 to disclose the components of the net change in the reserve, including provisions for new loan sales/securitizations and changes in estimates.
The disclosures on pages 92 and 93 have been revised in response to the Staff’s Comment.
6.	We note you provided a sensitivity analysis on page 86 in response to comment 38 of our letter dated November 4, 2010. Please revise to provide a narrative discussion that more clearly explains this analysis, including which assumptions were changed and how such changes impacted the reserve balance.
The disclosures on pages 93 and 94 have been revised in response to the Staff’s Comment.
7.	We note your disclosures on page 87 regarding repurchase requests received during 2007 — 2009. Please revise to separately present this information for GSE and non-GSE investors. Please also revise to quantify the losses realized in each period on loan repurchases or indemnifications.

Mark Webb
Securities and Exchange Commission
January 10, 2011

The disclosure on page 91 has been revised in response to the Staff’s Comment.
EverBank Financial Corp. and Subsidiaries — Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2010 and 2009 (Unaudited)
Notes to Condensed Consolidated Financial Statements
Note 3 — Acquisition Activities, page F-11
Acquisition of Tygris Commercial Financial Group, page F-11
8.	We note your response to comment 27 of our letter dated November 4, 2010. Please provide us with the following additional information to assist us in evaluating your response:
•	Tell us whether you engaged a third party valuation specialist to assist you with your valuation, and if so, provide us with a copy of the valuation report, both for the valuation of your common shares and for the allocation of the purchase price;
The Company respectfully advises the Staff that although the Company did not engage a third-party valuation specialist for assistance with its valuation, the Company did rely on the third-party work performed by three investment banking firms during the summer of 2009, as the Company was evaluating capital raising alternatives in parallel with its due diligence for the acquisition of Tygris Commercial Finance Group, Inc. (“TCFG”).
Based upon the depth of the information available from the work performed by the three investment banking firms and the core competency of the Company’s finance team in valuation modeling, the Company determined that engaging another independent stock valuation expert would not provide additional meaningful benefits. Accordingly, the Company relied upon the work that had been performed by its financial advisers to prepare a comprehensive valuation analysis and report, dated June 30, 2010 (the “Report”). A copy of the Report has been submitted to the Staff supplementally. The allocation of the purchase price reflected in Section 5.1.7 of the Report on page 30 thereof matches the Tygris acquisition accounting adjustments reflected in the Company’s audited financial statements as of and for the nine months ended September 30, 2010.

Mark Webb
Securities and Exchange Commission
January 10, 2011

•	Provide us with the calculations used in your primary valuation model under the market approach;

The calculations used in the Company’s primary valuation model under the market approach are included in Section 5.1.7 of the Report on page 30 thereof.

•	Quantify the liquidity discount applied and explain how it was derived;

The Company employed a 10% illiquidity discount in valuing its stock. Based on the Company’s research, a 10% discount is at the low end of the range of discounts taken by privately held companies. The Company believes that a relatively small discount was appropriate at that juncture given the Company’s financial health and its expectation that it would be pursuing an IPO in the foreseeable future.

•	Identify the companies that you used as peer comparables;

A list of companies used as peer comparables is included in Sections 5.1.4, 5.1.5 and 5.1.6 of the Report on pages 22 to 30 thereof.

•	Provide us with a more detailed analysis explaining the alternative valuation methods that were used to validate your results and discuss how the results of these methods compared to your primary valuation method under the market approach.

The Company respectfully advises the Staff that in order to support its market approach valuation methodology, the Company also used an income approach technique commonly called the dividend discount model. The Company employed a two-stage dividend discount model, according to the calculation set forth below:

Value = present value of hypothetical dividends and required capital contributions during horizon forecast phase, plus the present value of terminal value

This approach resulted in a fair value share price of $159.72, which was within a validating range of 2% of the $156.93 fair value determined by the market approach.

For more information, please see Section 5.1.8.4.4 of the Report on pages 39 and 40 thereof.

Mark Webb
Securities and Exchange Commission
January 10, 2011

9.	As a related matter, please tell us how the share valuation determined for purposes of the TCFG acquisition in February 2010 compares to your anticipated IPO price.

The value ascribed through purchase accounting to common stock of the Company issued as consideration for the acquisition of TCFG in February 2010, prior to giving effect to the illiquidity discount, was $174.36 per share. Although a bona fide estimate of the price range for the IPO has not been finalized at this time, the Company currently anticipates that the IPO price will fall between $225 and $275 per share, depending on market conditions and the impact of underwriting and offering discounts. The value of the Company has risen significantly and consistently over the past several fiscal quarters due to increased earnings and tangible book value (“TBV”) generated from the Tygris acquisition, the Bank of Florida acquisition and organic growth in 2010, as indicated in the Company’s response to the fourth bullet in Comment 10. The projected IPO price reflects an assumed continuation of the Company’s growth trend and improved public company market valuations.

10.	We note your response to comment 28 of our letter dated November 4, 2010 regarding the indemnification derivative asset recognized in connection with your acquisition of TCFG. Please respond to the following:
•	Tell us why the pending initial public offering triggers a release of the escrowed shares and how that affects your protection under the indemnification agreement. Specifically, tell us whether there are any additional collateral requirements in place that provide protection under the agreement;
The Company advises the Staff that Section 16.4(b) of the Acquisition Agreement and Plan of Merger, dated as of October 21, 2009 by and among the Company, Titan Merger Sub, Inc., TCFG and the Designated Monitor (the “Merger Agreement”), provides for annual reductions of Company shares held in the escrow account set up in connection therewith (the “Escrow Account”) so that the aggregate value of the remaining escrow shares in the Escrow Account (the “Escrow Shares”) immediately following the release of such shares (based on the share value) is equal to 17.5% of the “Average Protected Portfolio Assets.” The Average Protected Portfolio Assets is the average of the sum of the carrying value of the TCFG leases and loans in the TCFG portfolio as set forth in the closing balance sheet.

Mark Webb
Securities and Exchange Commission
January 10, 2011

Pursuant to the terms of the Merger Agreement and the related Escrow Agreement, following the consummation of an IPO, the Company will also reduce the number of Company shares held in the Escrow Account so that the aggregate value of the remaining Escrow Shares in the Escrow Account immediately following the release of such shares (based on the Share Value) is equal to the same 17.5% of the Average Protected Portfolio Assets. The IPO is simply an additional event upon which the Company will cause a “true up” of shares in the Escrow Account to reduce the number of Escrow Shares to be an amount no less than the 17.5% of the Average Protected Portfolio Assets.
There are no additional collateral requirements in place to provide protection under the Merger Agreement, because the remaining Escrow Shares and escrowed cash are sufficient to protect the interests of the Company. However, the Merger Agreement does not allow the release of any cash escrow amounts in connection with the consummation of the Company’s initial public offering.
•	Please revise your disclosure on pages 34, 74, 104, 154, F-12, and elsewhere that the agreement is discussed but does not disclose that the escrowed shares would be released upon consummation of the pending initial public offering, as discussed in your response letter;

The disclosures on pages 7, 8, 37, 79, 111 and 173 have been revised in response to the Staff’s Comment to clarify that only a portion of the Escrow Shares will be released upon consummation of the pending IPO.

•	Tell us the value of the escrow share price and how the amount was determined;

The share value of the Escrow Shares was determined, in accordance with the provisions of the Merger Agreement, to be $244.52 per share. The per share value assigned to the Escrow Shares was negotiated to be higher than the then current fair value of the shares used as merger consideration in order to anticipate the shares’ increase in value over the five-year escrow period.

•	As the value of your common stock is an input into your indemnification asset valuation model, please tell us how the value has changed over time since the issuance of the shares, and tell us whether you are using a consistent methodology to value your common shares each period;

Mark Webb
Securities and Exchange Commission
January 10, 2011

The values used to measure the indemnification asset were as follows:

		Stock price prior
		to illiquidity
Date	Stock price	discount
February 4, 2010 — Pre-acquisition	$156.93	$174.36
As of September 30, 2010	194.97	216.63
The Company advises the Staff that it has used a consistent methodology to value its shares. The Company has established criteria to monitor its peer group in order to focus on industry, size and financial leverage metrics as required by GAAP. The criteria used to select the Company’s peer group included total assets, nonperforming assets ratio, Tier 1 ratio, loans as a percentage of deposits, and tangible common equity ratio. Based on these filtering criteria, the Company calculates the price per tangible book value of its peer group to establish a market multiple which is then applied to the Company’s TBV per share to arrive at the fair value of the Company’s common stock prior to the illiquidity discount. A 10% illiquidity discount has been consistently applied throughout the period of measurement and is described in the Company’s response to Comment 8 above.
The fair value of the Company’s common stock as of February 4, 2010 was based on the TBV of the Company immediately prior to the acquisition of TCFG. The bargain purchase gain recognized in the transaction resulted in an increase in the Company’s TBV, which increased the fair value of the Company’s common stock immediately after the acquisition to $179.92 (or $199.91 prior to the illiquidity discount).

Growth in the TBV of the Company, due primarily to retained earnings and a rise in the market multiple, is reflected in the subsequent increase in the fair value of the Company’s common stock at September 30, 2010.

The Company respectfully advises the Staff that in order to support its market approach methodology, the Company also used an income approach technique commonly called the dividend discount model, as described in the Company’s response to Comment 8 above. This approach resulted in a fair value of $201.67 per share, which is within a validating range of 4% of the fair value determined by the market approach.

Mark Webb
Securities and Exchange Commission
January 10, 2011

From the date of acquisition to September 30, 2010, the fair value of the indemnification asset decreased from $30 million to $10 million. The reduction in the fair value of the indemnification asset was primarily the result of the increase in the expected cash flows from the acquired lease portfolio. The subsequent increase of the fair value of the Company’s common stock from February 5, 2010 through September 30, 2010 had an immaterial impact on the Company’s results of operations for the period ended September 30, 2010.
•	Tell us whether you have received any reimbursements pursuant to the indemnification agreement.

Based on the performance of the underlying loan and lease portfolio and pursuant to the terms of the escrow agreement entered into in connection with the TCFG acquisition, the Company has not received any reimbursement from escrow.
* * * * *

Mark Webb
Securities and Exchange Commission
January 10, 2011

     Please contact the undersigned at (212) 735-4112 or Joshua B. Goldstein at (212) 735-2153 should you require further information or have any questions.
Very truly yours,
/s/ Richard B. Aftanas

cc:	David Lin
Angela Connell
Sharon Blume
Securities and Exchange Commission

Thomas A. Hajda
EverBank Financial Corp
501 Riverside Ave.
Jacksonville, FL 32202

Lesley Peng
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017